Exhibit 1.252 - Certificate of Incorporation of Trans Western Polymers, Inc.

ARTICLES OF INCORPORATION
OF
TRANS WESTERN POLYMERS, INC.

I

The name of this corporation is Trans Western, Polymers, Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may, be, organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

David M. Greenberg
One Market Plaza
Suite 2210 Spear Street Tower
San Francisco, California 94105

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is one thousand (1,000).

Dated: March 24, 1983                 /s/ David M. Greenberg
David M. Greenberg
Incorporator

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my own act and deed.

/s/ David M. Greenberg
David M. Greenberg

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
TRANS WESTERN POLYMERS, INC.

Joon B. Bai certifies that:

1.He is the President and Secretary of Trans Western Polymers, a California corporation.

2.     Article IV of the Articles of Incorporation of this corporation is amended to read as follows:

"(a) This corporation is authorized to issue two classes of shares, to be designated "common" and "preferred," respectively. The corporation is authorized to issue 1,000 shares of common stock and 100 shares of preferred stock. Upon the amendment of this Article to read as herein set forth, each outstanding share is converted into or reconstituted as one common share.

(b) The holders of preferred shares shall be entitled to receive dividends, when and as declared by the Board of Directors, out of any corporate assets at the time legally available for this purpose, at the rate $6 per share per year, payable in cash annually or at such intervals as the Board of Directors may from time to time determine. Dividends on these preferred shares shall (i) accrue from the date of issuance of the shares, whether or not earned or declared, (ii) be payable before any dividends on common shares are paid or declared and set apart, and (iii) be cumulative, so that if dividends required to be paid under this clause on these outstanding preferred shares have not been paid or set apart for any year or years, the amount of the deficiency shall first be fully paid or declared and set apart for payment but without interest, before any distribution by dividend or otherwise, is declared, paid on or set apart for the common shares. After all of the dividends on the preferred shares due to be paid under this clause have been declared and either paid or set apart for payment, dividends may then be declared and paid to the holders of common shares, at the discretion of the Board of Directors, provided that they are declared equally among the classes of shares entitled to participate.

(c) Each preferred share shall have no voting right."

3. The foregoing Amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing Amendment of A4ticles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 200. The number of shares voting in favor of the Amendment was 200, which exceeded the vote required. The percentage vote required was more than 50%.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of my own knowledge.

Date: 4/15/85                /s/ Joon B. Bai
Joon B. Bai, President

Date: 4/15/85                /s/ Joon B. Bai
Joon B. Bai, Secretary